CICC US SECURITIES, INC. AND SUBSIDIARY

(SEC I.D. NO. 8-67544)

Consolidated Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2025

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1-2
Financial Statement:	
Consolidated Statement of Financial Condition	3
Notes to Consolidated Statement of Financial Condition	4–14
Computation of Net Capital under 17 CFR 240.15c3-1	15
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16	16-17



CBIZ CPAs P.C.

730 3rd Avenue
New York, NY 10017

P: 212.485.5500

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
CICC US Securities, Inc. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under 17 CFR 240.15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2024.

New York, New York
March 31, 2026

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2025

Assets

Cash and cash equivalents	$	16,269,906
Deposit with clearing organization		250,444
Receivable from clearing organization, net		1,658,395
Due from affiliates, net		10,238,951
Improvements, equipment and furniture – at cost, less accumulated depreciation of $1,321,295		365,321
Other assets		715,035
Total assets	$	29,498,052

Liabilities and Stockholder's Equity

Liabilities		
Accrued compensation and benefits	$	3,556,956
Accrued expenses and other liabilities		1,113,532
Deferred revenue		1,110,597
Due to Parent, net		81,000
Total liabilities		5,862,085
Stockholder's equity		
Additional paid-in capital		84,000,000
Accumulated deficit		(60,359,899)
Accumulated other comprehensive loss		(4,134)
Total stockholder's equity		23,635,967
Total liabilities and stockholder's equity	$	29,498,052

See accompanying notes to consolidated statement of financial condition.

CICC US SECURITIES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(1) **Organization**

CICC US Securities, Inc. (CICC USS) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and was incorporated on August 25, 2005. CICC USS is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). CICC USS is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. CICC USS is 100% indirectly owned by China International Capital Corporation (International) Limited (CICCI) which is incorporated in the Hong Kong Special Administrative Region (Hong Kong). The Parent is a wholly owned subsidiary of CICCI. The ultimate holding company China International Capital Corporation Limited (CICC) is a public filing investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (CSRC).

CICC USS has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, acts as a broker in equity trading in Hong Kong.

CICC USS's primary activities are institutional securities brokerage, research services, advisory services supporting CICC's investment banking activities (hereafter referred to as "investment banking advisory services"), fixed income services supporting CICC's fixed income activities, and other related financial services.

(2) **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) *Principles of Consolidation*

The Consolidated Statement of Financial Condition includes the accounts of CICC USS and its wholly owned subsidiary, CICC USS HK, collectively, (the Company). All material intercompany balances and transactions have been eliminated.

(c) *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange. Assets and liabilities of the Company's non-US dollar functional currency subsidiary are translated at year end rates of exchange into USD, the reporting currency of the Company. Translation gains and losses are included in Foreign Currency Translation Adjustment, net of taxes as a component of Other Comprehensive Loss on the Consolidated Statement of Changes in Stockholder's Equity.

(d) **Securities Transactions**

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a delivery versus payment (DVP) and receipt versus payment (RVP) basis through its Hong Kong broker-dealer affiliate, China International Capital Corporation Hong Kong Securities Limited (CICC HKS). Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions. As of December 31, 2025, receivables related to the settled securities transactions were $1,658,395 from the financial institution and $1,724,193 from CICC HKS, which were included in receivable from clearing organization, net and due from affiliates, net, respectively.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the Consolidated Statement of Financial Condition. As of December 31, 2025, net payable related to the unsettled securities transactions was $1,399 which was included due from affiliates, net.

(e) **Cash and Cash Equivalents**

Cash and Cash Equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

(f) **Deposit with Clearing Organization**

The Company has a deposit with the clearing organization included in deposit with clearing organization on the Consolidated Statement of Financial Condition.

(g) **Improvements, Equipment and Furniture and Depreciation**

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are depreciated on a straight line basis over the shorter of their useful lives or the term of the respective leases. Depreciation of personal equipment and furniture is provided on a straight line basis over their estimated useful lives of 3 years. Depreciation of non-personal equipment is provided on a straight line basis over their estimated useful lives of 5 years. Personal equipment refers to equipment assigned to individual employees, such as laptops and desktops. Non-personal equipment refers to equipment assigned to the Company as a whole, such as servers.

(h)   Leases

The Company is required to recognize all leases that are longer than one year on the Consolidated Statement of Financial Condition, which resulted in the recognition of a right-of-use asset and a corresponding lease liability. The lease liability is measured by using an appropriate discount rate to calculate the present value of future lease payments. In order to obtain the proper discount rate, a lessee is required to use the rate implicit in the lease ("RIIL") whenever that rate is readily determinable. Absent the ability to determine the RIIL, a lessee is instructed to use their incremental borrowing rate ("IBR"). According to Accounting Standards Codification ("ASC") 842, *Leases*, IBR is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Based on the review of the Company's existing long-term operating lease agreement, it was concluded that the RIIL cannot be readily determined. In that case, the Company is required to use the IBR of CICCI since that is the rate at which CICCI would borrow. The Company has one pantry equipment lease in New York that is subject to this standard. As of December 31, 2025, right-of-use asset and lease liability were both $8,405, which were included in Other Assets, and Accrued Expenses and Other Liabilities, respectively.

(i)   Deferred Revenue

Research services are offered to the Company's customers, which primarily include large institutional investors. The Company gathers research data from affiliated entities, generally specific to the customer's needs, to assist the customer in making informed business decisions. The services also include coordinating conferences that bring together industry leaders and institutional investors.

The Company does not have a legal obligation to provide research services to its customers and can choose to stop providing research services to its customers at any time. Research services are provided on a when and if available or as requested basis, at the option of the Company.

Research Services represent those amounts earned from discrete research payments from non-commission customers and incremental payments received from certain commission customers for research services ("customer paid research services"). These payments vary in amount depending on the nature and volume of research services provided each period and the payment is ultimately dependent on the customer's acceptance and value ascribed at the customer discretion, if any. The business practice of providing customer paid research services creates an accounting contract containing an implied promise to stand-ready to provide such services; accordingly, these payments for research services are being recognized ratably over-time. The amounts deferred at the time of payment are reported as Deferred Revenue in the accompanying Consolidated Statement of Financial Condition.

(j) *Income Taxes*

The Company is included in the consolidated U.S. federal income tax return, the combined New York State and City return, the combined unitary California return and the New Jersey return with the Parent and its affiliate CICC Investment Management (USA), Inc. The Company recognizes the provision for income taxes under the principles of a modified separate company basis with benefits for losses. Under the modified separate company basis with benefits for losses, the Company generally recognizes its current and deferred taxes as if it were a separate taxpayer modified for realizability and state apportionment. Accordingly, current or deferred tax assets are characterized as realized by the Company when those assets are realized by the consolidated/combined group and state and local income taxes are provided on the Company's taxable income at the blended tax rate applicable to the combined group. Any difference between the separate entity approach and the modified separate entity approach had no impact in the current year on the accompanying Consolidated Statement of Financial Condition.

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income based on the period of enactment.

It is the Company's policy that, pursuant to ASC 740 and the adoption of ASU 2019-12, if a state or local tax jurisdiction imposes on the Company a tax that is computed at the higher of a tax based on income or a tax based on capital or non-income-based, any tax based on income is considered an income tax expense.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2025. Further, as of December 31, 2025, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(k)   Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions such as bonus, deferred tax and valuation allowance that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Accordingly, actual results could differ from those estimates.

(l)   Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, *Fair Value Measurement*, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

All receivables and other liabilities have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the Consolidated Statement of Financial Condition. Due to the nature of these items, their carrying values approximate fair value. As of December 31, 2025, the Company has no assets or liabilities measured at fair value on a recurring basis.

(m)   New Accounting Pronouncement

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for periods beginning after December 15, 2024. The Company has elected to adopt the standard effective January 1, 2025 on a prospective basis.

(3)   Receivable from Clearing Organization

Receivable from clearing organization consists of cash and open receivables for unsettled trade balances maintained by the Company with the clearing organization to cover its securities transactions.

Pursuant to an agreement with its clearing organization, the Company is required to maintain a deposit of $250,444. As of December 31, 2025, the deposit was maintained in a noninterest bearing deposit account with the clearing organization.

(4)   Segment Reporting

The Company is engaged in a single line of business as an introducing broker-dealer, which is comprised of several classes of services, including institutional securities brokerage, research services, investment banking advisory services, fixed income services supporting CICC's fixed income activities, and other related financial services. The Company has identified its Acting CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

As of December 31, 2025:

Segment assets	$ 29,498,052

(5)   Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Equipment	$	1,686,616
Cost as at December 31, 2025		1,686,616
Less: accumulated depreciation		(1,321,295)
Carrying amount as at December 31, 2025	$	365,321

(6)   Related Party Transactions

The Company maintains certain cash and cash equivalent balances with CICC HKS, a related clearing organization, to cover its securities transactions. As of December 31, 2025, the cash receivable from CICC HKS related to the settled securities transactions was $1,724,193 included in Due from Affiliates.

The Company and CICC HKS jointly provide services to the Company's equity business clients mainly related to Hong Kong listed shares. The Company has an arrangement with CICC HKS which, among other

terms and conditions, provides that a portion of the Commissions and Research Services revenue recognized from specified equity business transactions are allocated between these entities based on a transfer pricing agreement.

In addition, the Company is reimbursed for costs incurred related to the equity business of CICC HKS in the US market.

The Company has an arrangement with CICC related to its investment banking business, whereby the Company is reimbursed for costs incurred related to the promotion of the investment banking business of CICC in the US market. As of December 31, 2025, due from CICC related to its investment banking business was $389,254 which was included in Accrued expenses and other liabilities.

The Company also has an arrangement with CICC HKS related to its fixed income business, whereby the Company is reimbursed for costs incurred related to the promotion of the fixed income business of CICC HKS in the US market.

Furthermore, the Company has arrangements with Krane Funds Advisors, LLC (Krane), an affiliate, whereby the Company is reimbursed for costs incurred related to the secondment services provided to Krane. As of December 31, 2025, due from Krane was $39,443 which was included in Due from Affiliates.

The Company has an arrangement with CICC Alpha Investment Management (USA), LLC (Alpha), an affiliate, whereby the Company is reimbursed for costs incurred related to the services provided to Alpha. As of December 31, 2025, due from Alpha was $145,000 which was included in Due from Affiliates.

The Company also has an arrangement with CICC Investment Management (USA), Inc (CICC IM), an affiliate, whereby the Company is reimbursed for costs incurred related to the New York office space and administrative services shared with CICC IM. As of December 31, 2025, due from CICC IM was $144,820 which was included in Due from Affiliates.

As of December 31, 2025, the Company has expense reimbursements of $38,806 due to CICCI which is included within Accrued expenses and other liabilities on the accompanying Consolidated Statement of Financial Condition.

As of December 31, 2025, there is a net Due from Affiliates balance of $10,238,951, which includes a net balance due from CICC HKS of $9,521,357. Additionally, accrued expenses and other liabilities includes $39,177 due to affiliates at December 31, 2025. These represent the balance due to or due from the Company related to the above matters. There is also a Due to Parent balance of $81,000 as of December 31, 2025, related to ordinary business transactions, tax provision, rent payments and depreciation allocation. The Company has an arrangement with the Parent related to the Parent's rent and depreciation expenses, whereby the Parent is reimbursed for costs incurred related to the office space occupied by the Company in New York.

(7)   Deferred Revenue

The opening and closing balances of deferred revenue are as follows:

January 1, 2025	$ 822,099
December 31, 2025	$1,110,597

Deferred revenue represents the advisory retainer paid by customers for advisory services and the stand-ready obligation attributable to Research Services paid by non-commission customers and commission customers paying incremental amounts for discrete Research Services that are being recognized over time. The difference between the beginning and ending balances of deferred revenue primarily results from the amortization of research amounts collected in current and prior years and the advisory retainer fees collected in prior year.

(8)   Income Taxes

The Company is included in the consolidated U.S. federal income tax return, the combined New York State and City return, the combined unitary California return and the New Jersey return with the Parent and its affiliate CICC IM.

As of December 31, 2025, the Company had taxes receivable from New York State and New York City of $219,907 and taxes payable to New Jersey and California of $2,800. The Company has no current or deferred income tax provision/(benefit) for the year ended December 31, 2025.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$ 14,041,231
Depreciation and amortization	1,077,270
Accrued compensation and benefits	796,574
Other	251,020
Less: valuation allowance	(16,166,095)
Total deferred income tax asset	$ —

At December 31, 2025, the Company's deferred tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred tax asset will be recognized in the future.

The Company has net operating loss carryforwards of approximately $49,334,000 available to offset future Federal taxable income. In addition, the Company has net operating loss carryforwards of approximately $19,524,000 available to offset future state taxable income and $22,944,000 available to offset future local taxable income. Part of these carryforwards start to expire in the year ending December 31, 2030. The Company has an indefinite carryforward of approximately $13,883,000 as of December 31, 2025.

The Company has not recognized any uncertain tax positions as of December 31, 2025. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. There was no interest and penalties accrued as of December 31, 2025.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. The Company is subject to tax examinations by the U.S. Federal taxing authority for years 2022 and forward and by the state and local taxing authorities for years 2021 and forward.

The Company has tax related balances of $10,996 due from the Parent as of December 31, 2025.

On July 4, 2025, H.R. 1, the "One Big Beautiful Bill Act," was enacted into law, bringing significant amendments to the U.S. tax code. This legislation extends and modifies provisions from the 2017 Tax Cuts and Jobs Act and introduces new tax measures affecting both businesses and individuals. The enacted legislation did not have a material impact on the Company's income tax expense for the year ended December 31, 2025, nor did it materially change the Company's effective income tax rate for 2025.

(9) Risks and Uncertainties

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with CICC HKS, a related clearing organization, to cover its securities transactions. As of December 31, 2025, the cash receivable from CICC HKS related to the settled securities transactions was equivalent to $1,724,193 and included in Due from Affiliates. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

CICC US SECURITIES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(10) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, LLC, a third party retirement services and benefit administration company, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(11) Lease Commitment

The Company leases pantry equipment under an operating lease in New York which expires in August 2027. The Company elected the practical expedient available under Topic 842. As a practical expedient, a lessee may, as an accounting policy election by class of underlying asset, choose not to separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component. As of December 31, 2025, the Company recorded a right-of-use asset and a lease liability of $8,405 which were included in Other Assets and Accrued Expenses and Other Liabilities, respectively.

The Company occupies office premises in New York in which the lease is guaranteed by CICCI and signed by the Parent. CICCI assumes the subsidiary's lease payments in the instance of a payment default by the Company. The Company pays the Parent its share of the lease payment through intercompany settlements. The corresponding right-of-use asset and lease liability accounts are booked on the Parent's balance sheet.

Future minimum base rental payments on the operating leases are as follows:

Years ending December 31:		
2026	$	5,280
2027		3,520
	$	8,800

Weighted-Average Remaining Lease Term:

Leased Asset	Operating Lease Liability as of 12/31/2025	Percentage	Months Remaining on the Lease	Weighted Average (Percentage x Months Remaining)	Weighted Average Discount Rate
NY Pantry Equipment	$ 8,405	100%	20	20	5.29%

(12) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC, a member of FINRA and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2025, the Company had net capital of $10,270,305, which was $10,020,305 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) because all customer transactions are cleared through its clearing organizations and all customer funds or securities received are promptly transmitted or delivered in connection with its activities. The Company's other business activities are consistent with those described in Footnote 74 of SEC Release No. 34-70073.

(13) Subsequent Events

The Company has performed a review of subsequent events through March 31, 2026, the date the Consolidated Statement of Financial Condition was issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure in the Consolidated Statement of Financial Condition.

CICC US SECURITIES, INC. AND SUBSIDIARY

Computation of Net Capital under 17 CFR 240.15c3-1

As of December 31, 2025

Net capital:		
Total stockholder's equity	$	23,635,967
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliates		10,238,951
Improvements, equipment and furniture, net		365,321
Other assets		706,630
Cash at subsidiary		2,054,760
Total nonallowable assets		13,365,662
Net capital before haircuts		10,270,305
Haircuts (Deposit in foreign currency)		—
Net capital	$	10,270,305
Computation of Alternate Net Capital Requirement:		
2% of aggregate debit items (or $250,000, if greater)		
as shown in formula for reserve requirements		
pursuant to Rule 15c3-3	$	250,000
Net capital requirement	$	250,000
Net capital in excess of minimum requirement	$	10,020,305

There are no material differences between this computation of Net Capital and the Company's unaudited FOCUS Report as of December 31, 2025 as amended on March 18, 2026.

See Report of Independent Registered Public Accounting Firm





CBIZ CPAs P.C.

730 3rd Avenue
New York, NY 10017

P: 212.485.5500

To the Board of Directors and Stockholder of
CICC US Securities, Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2025, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, the Board of Directors, the Stockholder, others within the organization, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

CBIZ CPAs P.C.

New York, New York
March 31, 2026